UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CARDIFF ONCOLOGY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

14147L 108

(CUSIP Number)

Acorn Bioventures, L.P.

Attention: Anders Hove

420 Lexington Avenue

Suite 2626

New York, New York 10170

(212) 299-4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14147L 108	13D	Page 2 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Acorn Bioventures, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,990,839 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,990,839 *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,990,839 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99% †
14.	Type of Reporting Person (See Instructions) PN

*

Includes (i) 482,160 Series M Warrants (the “M Warrants”), which are exercisable for shares of common stock, but pursuant to the terms of the M Warrants a blocker provision limits the number of M Warrants exercisable for shares of common stock to the extent such exercise would allow the percentage of common stock held directly to exceed 9.99% (the “M Warrant Blocker Provision”), (ii) 1,229,508 Series N Warrants (the “N Warrants”), which are exercisable for shares of common stock, but pursuant to the N Warrants a blocker provision limits the number of N Warrants exercisable for shares of common stock, to the extent such exercise would allow the percentage of common stock held directly to exceed 9.99% (the “N Warrant Blocker Provision”), and (iii) 2,684,607 shares of common stock into which 655,044 shares of Series E Preferred Stock (the “Series E Preferred Stock”) are convertible at the option of the holder, which Series E Preferred Stock is also subject to a blocker provision limiting the number of shares of Series E Preferred Stock that are convertible to the extent such conversion would allow the percentage of common stock held directly to exceed 9.99% (the “Preferred Stock Blocker Provision”, together with the M Warrant Blocker Provision, and the N Warrant Blocker Provision, the “Blocker Provisions”).

†

The percentage of class was calculated based on 19,968,078 shares of the Company’s common stock, par value $0.0001 per share outstanding as of June 25, 2020., as set forth in the Company’s preliminary prospectus, dated June 26, 2020, and filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2020. The percentage reported is capped at 9.99% as a result of the Blocker Provisions.

CUSIP No. 14147L 108	13D	Page 3 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Acorn Capital Advisors, GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,990,839 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,990,839 *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,990,839 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99% †
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 14147L 108	13D	Page 4 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anders Hove
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,990,839 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,990,839 *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,990,839 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99% †
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14147L 108	13D	Page 5 of 11

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Isaac Manke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Citizen of the United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,990,839 *
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,990,839 *
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,990,839 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% †
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 14147L 108	13D	Page 6 of 11

ITEM 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock (the “Common Stock”), par value $0.0001 per share, of Cardiff Oncology, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 11055 Flintkote Avenue, San Diego, California 92121. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Schedule 13D is being filed because, as a result of the acquisition of the Series E Preferred Stock and Series N Warrants (each as defined in Item 4), the Reporting Persons (as defined in Item 2) may no longer qualify to file a Schedule 13G pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons: Acorn Bioventures, L.P., a Delaware limited partnership (“Acorn”), Acorn Capital Advisors, GP, LLC, a Delaware limited liability company (“Acorn GP”), which is the sole general partner of Acorn, and Anders Hove (“Hove”) and Isaac Manke (“Manke”), each of whom is a Manager of Acorn GP. Each of Acorn, Acorn GP, Hove and Manke are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of each of the Reporting Persons is investing in public and private biotechnology companies, and the address of each Reporting Person is 420 Lexington Avenue, Suite 2626, New York, New York 10170.

The shares to which this Schedule 13D relates are owned directly by Acorn.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Acorn is a Delaware limited partnership, Acorn GP is a Delaware limited liability company and each of Hove and Manke are citizens of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3.

CUSIP No. 14147L 108	13D	Page 7 of 11

ITEM 4.	PURPOSE OF TRANSACTION.

Acorn acquired the shares of Common Stock, M Warrants, N Warrants and Series E Preferred Stock for investment in the ordinary course of business, as it believed that the shares of Common Stock, M Warrants, N Warrants and Series E Preferred Stock represented an attractive investment opportunity.

May Securities Purchase Agreement

On May 26, 2020, the Company entered into a Securities Purchase Agreement (the “May Purchase Agreement”) with Acorn (the “Purchaser”), pursuant to which the Company agreed to offer, issue and sell to the Purchaser, (i) in a registered direct offering, an aggregate of 1,205,400 shares of common stock, par value $0.0001 per share (“Common Stock”) and (ii) in a concurrent private placement, Series M warrants (the “ M Warrants”) to purchase up to 482,160 shares (the “M Warrant Shares”) of Common Stock, for aggregate gross proceeds to the Company of approximately $2,500,000, before deducting estimated offering expenses payable by the Company.

The combined purchase price for each share, together with one M Warrant, was $2.074. Each M Warrant is exercisable beginning on the six-month anniversary of the date of issuance and for a period of five years after such date (or five-and-a-half years after the issuance date), at an exercise price of $2.024 per M Warrant Share. The exercise price of the M Warrants and the M Warrant Shares is subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described in the M Warrants. The M Warrants may be exercised on a “cashless” basis.

The foregoing summaries of the offerings, the securities to be issued in connection therewith, the May Purchase Agreement and the M Warrants in Item 3 and this Item 4 do not purport to be complete and are qualified in their entirety by reference to the definitive transaction documents. Copies of the form of the May Purchase Agreement and the form of M Warrant are filed as exhibits hereto and are incorporated herein by reference.

June Securities Purchase Agreement

On June 15, 2020, the Company entered into a Securities Purchase Agreement (the “June Purchase Agreement”) with Acorn and certain other investors (ollectively, the “Purchasers”), pursuant to which the Company agreed to offer, issue and sell to the Purchasers, (i) in a registered direct offering, an aggregate of 1,984,328 shares of Common Stock and (ii) in a concurrent private placement, (a) an aggregate of 865,824 shares of shares of preferred stock, par value $0.001 per share (“Series E Preferred Stock”) and (b) Series N warrants (the “N Warrants”) to purchase up to 2,213,115 shares (the “N Warrant Shares”) of Common Stock, for aggregate gross proceeds to the Company of approximately $13.5 million, before deducting estimated offering expenses payable by the Company.

Acorn, as a Purchaser pursuant to the June Purchase Agreement, subscribed to purchase the following amounts of securities referenced in the preceding paragraph: (i) 389,164 shares of Common Stock, (ii) 655,044 shares of Series E Preferred Stock, which are convertible into 2,684,607 shares of Common Stock, and (iii) N Warrants to purchase 1,229,508 shares of Common Stock. The aggregate purchase price paid by Acorn to the Company in connection with the foregoing was $7,500,000. Additionally, in connection with the transactions contemplated by the June Purchase Agreement, Acorn received the right to designate an individual to serve as a board observer.

The combined purchase price for each Share, together with one N Warrant, was $2.44. Each N Warrant is exercisable beginning on the six-month anniversary of the date of issuance and for a period of five years after such date (or five-and-a-half years after the issuance date), at an exercise price of $2.39 per N Warrant Share. The exercise price of the N Warrants and the N Warrant Shares is subject to adjustment in the event of any stock dividends and splits, reverse stock split, recapitalization, reorganization or similar transaction, as described in the N Warrants. The Warrants may be exercised on a “cashless” basis.

Each share of Series E Preferred Stock is convertible into the number of shares of Common Stock (the “Conversion Shares”) determined by dividing the $10 stated value per share of the E Preferred Stock by a conversion price of $2.44 per share, subject to adjustment in accordance with the Certificate of Designation.

Holders of Series E Preferred Stock are entitled to receive dividends on shares of Series E Preferred Stock equal, on an as-if-converted-to-Common-Stock basis, and in the same form as dividends actually paid on shares of the Common Stock. Except as otherwise required by law, the Series E Preferred Stock does not have voting rights. However, as long as any shares of Series E Preferred Stock are outstanding, the Company will not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series E Preferred Stock, (a) alter

CUSIP No. 14147L 108	13D	Page 8 of 11

or change adversely the powers, preferences or rights given to the Series E Preferred Stock, (b) alter or amend the Certificate of Designation, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders of Series E Preferred Stock, (d) increase the number of authorized shares of Series E Preferred Stock, (e) pay certain dividends or (f) enter into any agreement with respect to any of the foregoing. The Series E Preferred Stock does not have a preference upon any liquidation, dissolution or winding-up of the Company. The Purchasers may convert shares of Series E Preferred Stock through a conversion into shares of Common Stock if and solely to the extent that such conversion would not result in the Purchasers beneficially owning in excess of 9.99% of then-outstanding Common Stock or aggregate voting power of the Company (such limitation, the “Ownership Limitation”) and any portion in excess of such limitation will remain outstanding as Series E Preferred Stock.

The foregoing summaries of the offerings, the securities to be issued in connection therewith, the June Purchase Agreement, the Series E Preferred Stock and the N Warrants do not purport to be complete and are qualified in their entirety by reference to the definitive transaction documents. Copies of the form of the June Purchase Agreement, the Certificate of Designation and the form of N Warrant are filed as exhibits hereto, and are incorporated herein by reference.

As noted above, Acorn acquired the Common Stock, M Warrants, N Warrants and Series E Preferred Stock as investments in its ordinary course of business. In connection with the foregoing, and as may be appropriate from time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, including, without limitation: (a) the acquisition or disposition of Common Stock, M Warrants, N Warrants and Series E Preferred Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) other material changes in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Company, dispose of some or all of the shares of Common Stock or other securities of the Company that it may own from time to time, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of July 2, 2020, Acorn directly owned 1,594,564 shares of Common Stock of the Company, 655,044 shares of Series E Preferred Stock, which were convertible into an aggregate of 2,684,607 shares of Common Stock, 482,160 M Warrants, which are exercisable for 482,160 shares of Common Stock of the Company, and 1,229,508 N Warrants, which are exercisable for 1,229,508 shares of Common Stock of the Company. Due to the Blocker Provisions, the aggregate 5,990,839 shares of Common Stock deemed to be beneficially owned by Acorn as of July 2, 2020 represented approximately 9.99% calculated based on 19,968,078 shares of the Company’s common stock, par value $0.0001 per share outstanding as of June 25, 2020., as set forth in the Company’s preliminary prospectus, dated June 26, 2020, and filed with the Commission on June 26, 2020.

CUSIP No. 14147L 108	13D	Page 9 of 11

As of July 2, 2020, Acorn GP, in its capacity as the general partner of Acorn, may be deemed to beneficially own the securities of the Company beneficially owned by Acorn.

As of July 2, 2020, Hove and Manke, each in his capacity as a Manager, may be deemed to beneficially own the securities of the Company beneficially owned by Acorn.

(c) The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 3 and Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2

Form of Securities Purchase Agreement, dated as of May 26, 2020 among the Company and Acorn Bioventures, L.P., incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 27, 2020.

3	Form of M Warrant, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 27, 2020.

4

Form of the Securities Purchase Agreement, dated as of June 15, 2020, among the Company and, among others, including Acorn Bioventures, L.P., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on June 16, 2020.

5

Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock, dated June 16, 2020, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Commission on June 16, 2020.

6	Form of N Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on June 16, 2020.

CUSIP No. 14147L 108	13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 2, 2020

ACORN BIOVENTURES, L.P.

By: ACORN CAPITAL ADVISORS, GP, LLC, its General Partner

By:	/s/ Anders Hove
Anders Hove, Manager

ACORN CAPITAL ADVISORS, GP, LLC

By:	/s/ Anders Hove
Anders Hove, Manager

ANDERS HOVE

/s/	Anders Hove

ISAAC MANKE

/s/	Isaac Manke

CUSIP No. 14147L 108	13D	Page 11 of 11

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

2	Form of Securities Purchase Agreement, dated as of May 26, 2020 among the Company and Acorn Bioventures, L.P., incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 27, 2020.

3	Form of M Warrant, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on May 27, 2020.

4	Form of the Securities Purchase Agreement, dated as of June 15, 2020, among the Company and, among others, including Acorn Bioventures, L.P., incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Company filed with the Commission on June 16, 2020.

5	Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock, dated June 16, 2020, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Company filed with the Commission on June 16, 2020.

6	Form of N Warrant, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Company filed with the Commission on June 16, 2020.

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of the Company and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of July 2, 2020.

ACORN BIOVENTURES, L.P.

By: ACORN CAPITAL ADVISORS, GP, LLC, its General Partner

By:	/s/ Anders Hove
Anders Hove, Manager

ACORN CAPITAL ADVISORS, GP, LLC

By:	/s/ Anders Hove
Anders Hove, Manager

ANDERS HOVE

/s/	Anders Hove

ISAAC MANKE

/s/	Isaac Manke